Filed by Freeport-McMoRan Copper & Gold Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082

For Internal Distribution Only

FCX Q&A
Agreement to Acquire Phelps Dodge

What does the acquisition of Phelps Dodge by FCX mean for the New Orleans based employees and the current PTFI staff?
The acquisition will have a significant impact on the size and scope of the current FCX organization. Even though the corporate headquarters will be in Phoenix, Arizona, the New Orleans office will continue its current role of supporting PTFI for administrative and support functions. It is important to recognize that these functions will still exist and will continue to be a very essential part of the new FCX Company. Our Indonesian operation will continue to operate with the same strategy it does now. We believe that the increased FCX operations and revenue will further enhance our technology and administrative processes used to service the current PTFI organization and will be a positive factor for our Indonesian operations, which have been and will continue to be the “flagship” of our mining business.

Will this have an impact to the FM Services organization?
Our administrative services company, FM Services, will continue to support both FCX and McMoRan Exploration in accordance with our agreements.

Will my payroll or benefits programs change because of this acquisition?
There are currently no plans to change any of the benefit plans, employee programs, or payroll schedules for our employees. We will be assessing the programs and benefit plans currently in place and will determine what changes, if any, need to be made to the benefit plans and programs of the new FCX company.

Will I be asked to transfer to another FCX location?
Our current plan provides for continued support of our PTFI business from our New Orleans office. It is our goal to integrate the businesses in order to build an efficient and coordinated corporate function. We will assess the need to move employees on a case-by-case basis and any decisions regarding transfers would be discussed at that time.

What is my role in this transition?
It is important for all employees to understand that the ongoing PTFI operations are a crucial part of the continuing success of our businesses. Those roles will continue to be important during and after the acquisition. While this is an exciting time for FCX, we need our staff to remain focused on their daily responsibilities in order to continue to effectively support our organization. It is possible that some departments may be required to assist with the acquisition. Your department head will keep you informed of anything required of you in addition to your normal responsibilities.

Will the two offices work independently or will I have responsibility for any of the business areas currently under Phelps Dodge?
While employees at each office will have responsibilities for different areas of the business, we want to integrate the business culture that FCX believes has been critical to its success across the new Company. This means everyone working together to achieve

For Internal Distribution Only

this goal for our new Company and shareholders. For most employees, there will be no significant change in daily responsibilities. If your current role will be expanded to include work with the new areas of the business, your department head will discuss those changes with you.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.

Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.